                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
NATIONAL GRID USA                             )
Westboro, Massachusetts                       )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )



In accordance with Rule 58 of the Act, EUA Cogenex Corporation, and certain of its subsidiaries, will be reported as energy related companies on the next Form U-9C-3 report filed by National Grid USA. National Grid USA will supplement such Form U-9C-3 report with additional information on these companies to the extent requested by Commission staff. National Grid USA is endeavoring to sell EUA Cogenex Corporation, with closing anticipated to occur by December 31, 2000.

Enclosed herewith for filing by National Grid USA and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June 30, 2000 and such other information required to be filed by said order.

                                 National Grid USA

                                 By: /s/ John G. Cochrane
                                     John G. Cochrane
                                     Vice President and Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

November 13, 2000

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (1 of 3)
June 30, 2000
ASSETS

                       EUA

EUA                       EUA         EUA     Day Matrix    EUA
                                                    Cogenex
Cogenex       Day    (fka Day I&I   NEM
                                                  Consolidated  Elimination
(Division)  (Division) (Division)    Inc.
Utility Plant and Other Investments:
   Utility plant in service                        $             $
$           $          $             $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                            34,255,469
23,381,774                         7,554,950
   Less accumulated provision for depreciation     16,260,925
11,517,803                         3,770,414
   Net non-utility property                        17,994,544
11,863,971                         3,784,536
   Investments in subsidiaries (at equity)            673,227  33,151,309
33,824,536
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                 3,202,571
3,000,161
   Leases receivable                                6,122,339
1,503,749
   Other                                            9,917,921
3,415,966
   Total Utility Plant and Other Investments       37,910,602  33,151,309
53,608,383                         3,784,536
Current Assets:
   Cash and temporary cash investments              2,796,052
1,253,475                           458,013
   Notes receivable                                 7,928,467   3,424,061
11,101,688
   Leases receivable                                2,267,519
1,343,381
   Accounts receivable - Net:
       Customers                                    7,428,728
3,575,372                           651,826
       Accrued unbilled revenue
       Others                                       4,187,795
2,675,487
   Accounts receivable - associated companies         134,600  15,143,490
(216,406)
      Materials and supplies (at average cost):
     Plant materials and operating supplies            89,031
   Other current assets                             1,418,393      48,137
1,415,696                             1,080
       Total Current Assets                        26,250,585  18,615,688
21,148,693                         1,110,919
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                             3,762,437
2,277,536                           899,715
       Total Deferred Debits                         3,762,437
2,277,536                           899,715
   Total Assets                                    $67,923,624 $51,766,997
$77,034,612                        $5,795,170


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS       (2 of 3)
June 30, 2000

ASSETS

EUA
                                                        EUA       EUA
COGENEX        EUA
                                                      Cogenex   Citizens
WEST         MUPA
                                                      Canada    Corporation
Corporation   (Partnership)
Utility Plant and Other Investments:
   Utility plant in service                           $           $
$            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                 (10,051)
2,193,411
   Less accumulated provision for depreciation
2,142                  694,111
   Net non-utility property                             (12,193)
1,499,300
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable
14                  202,396
   Leases receivable
557,959                  618,887
   Other                                                 11,865
4,224,735
   Total Utility Plant and Other Investments            557,645
6,545,318
Current Assets:
   Cash and temporary cash investments
220,611                  207,333
   Notes receivable
28,744                  222,096
   Leases receivable
41,484                  199,590
   Accounts receivable - Net:
       Customers                                         72,740
1,735,645
       Accrued unbilled revenue
       Others
335,927                  446,156
   Accounts receivable - associated companies
94,414                   17,445
      Materials and supplies (at average cost):
     Plant materials and operating
supplies                                       89,031
   Other current assets
2,584                   47,170
       Total Current Assets                             796,504
2,964,466
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits
20,167                (28,156)
       Total Deferred Debits
20,167                (28,156)
   Total Assets                                       $1,374,316
$9,481,628


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (3 of 3)
June 30, 2000

ASSETS

                                                        EUA        EUA
EUA        EUA
                                                     WestCoast     FRC II
EC&S I    EC&S II
                                                    (Partnership) (Part.)
(Part.)  (Partnership)
Utility Plant and Other Investments:
   Utility plant in service                          $             $
$             $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property
605,239      530,146
   Less accumulated provision for depreciation
228,441       48,014
   Net non-utility property
376,798      482,132
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable
   Leases receivable
2,524,762      916,982
   Other
551,235    1,714,120
   Total Utility Plant and Other Investments
3,452,795    3,113,234
Current Assets:
   Cash and temporary cash investments
224,400      432,220
   Notes receivable
   Leases receivable
218,956      464,108
   Accounts receivable - Net:
       Customers
911,320      481,825
       Accrued unbilled revenue
       Others
310,159      420,066
   Accounts receivable - associated companies
8,166,486    7,216,151
      Materials and supplies (at average cost):
     Plant materials and operating supplies
   Other current assets
       Total Current Assets
9,831,321    9,014,370
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits
249,060      344,115
       Total Deferred Debits
249,060      344,115
   Total Assets
$13,533,176  $12,471,719


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (1 of 3)
June 30, 2000


LIABILITIES
                       EUA

EUA                       EUA         EUA     Day Matrix    EUA
                                                    Cogenex
Cogenex       Day      (fka Day     NEM
                                                  Consolidated  Elimination
Corporation  (Division) (Division)    Inc.

Capitalization:
   Common equity                                  $37,788,827  $13,146,551
$37,877,527                       $8,176,315
   Non-redeemable preferred stock of subsid.
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital                                        20,014,758
   Long-term debt - net
     Total Capitalization                          37,788,827   33,161,309
37,877,527                        8,176,315
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                    6,005,140    3,424,062
5,800,000
   Accounts payable
70,260                   (21,525)
   Accounts payable - associated companies          2,693,283   15,143,491
17,979,115                            2,103
   Customer deposits
   Taxes accrued                                   (3,417,831)
(4,069,815)                        581,917
   Interest accrued                                                 48,135
   Dividends declared
   Other current liabilities                       12,791,897
5,978,267
     Total Current Liabilities                     18,142,749   18,615,688
25,666,042                          584,020
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                          14,556,328      (10,000)
12,166,019
     Total Deferred Credits                        14,556,328      (10,000)
12,166,019
Accumulated deferred taxes                         (2,564,280)
1,325,024                      (2,965,165)
Commitments and contingencies
  Total Liabilities and Capitalization            $67,923,624  $51,766,997
$77,034,612                      $5,795,170

( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (2 of 3)
June 30, 2000

LIABILITIES                                                                EUA
                                                      EUA       EUA
COGENEX        EUA
                                                    Cogenex   Citizens
WEST         MUPA
                                                   Canada   Corporation
Corporation (Partnership)

Capitalization:
   Common equity                                    $705,641
$4,175,895
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital
   Long-term debt - net
     Total Capitalization                            705,641
4,175,895
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                     205,140
3,424,062
   Accounts payable
50,949
   Accounts payable - associated companies           309,265
85,916
   Customer deposits
   Taxes accrued                                     (42,035)
112,102
   Interest accrued
48,135
   Dividends declared
   Other current liabilities                         100,457
2,104,748
     Total Current Liabilities                       572,827
5,825,912
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                            102,137
397,671
     Total Deferred Credits                          102,137
397,671
Accumulated deferred taxes                            (6,289)
(917,850)
Commitments and contingencies
  Total Liabilities and Capitalization            $1,374,316
$9,481,628


   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS   (3 of 3)
June 30, 2000

LIABILITIES
                                                      EUA
EUA         EUA             EUA
                                                   WestCoast        FRC
II      EC&S I         EC&S II
                                                   (Partnership) (Partnership)
(Partnership) (Partnership)

Capitalization:
   Common equity                                       $0           $0
$0            $0
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital                                868,109
11,046,374    8,100,275
   Long-term debt - net
     Total Capitalization                               868,109
11,046,374    8,100,275
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable
   Accounts payable
   40,836
   Accounts payable - associated companies             (868,109)
46,333       110,934      171,217
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities
(46,333)    1,521,032    3,133,726
     Total Current Liabilities
(868,109)                1,672,802    3,304,943
Deferred Credits:
   Unamortized investment credit
   Other deferred
credits                                                         814,000
1,066,501
     Total Deferred
Credits                                                       814,000
1,066,501
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities and Capitalization
$13,533,176  $12,471,719

   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (1 of 3)
FOR THE SIX MONTHS ENDED
June 30, 2000




                         EUA

EUA                       EUA         EUA     Day Matrix      EUA

Cogenex                   Cogenex       Day     (fka Day I&I    NEM
                                                    Consolidated   Elimination
Corporation  (Division) (Division)     Inc.

Operating Revenues                                    $16,674,383    $
$3,772,130                       $1,726,591
Operating Expenses:
   Operation
12,884,033               4,303,279       2,144               59,341
   Maintenance
640,944                 351,992                            1,647
   Depreciation and amortization
4,440,516               2,551,342                          290,955
   Taxes - Other than income
312,277                 215,858
         - Income (credit)                             (1,229,207)
(1,782,686)                         325,536
         - Deferred
205,922                  76,256                          163,794
      Total Operating Expenses
17,254,485               5,716,041       2,144              841,273
         Operating Income                                (580,102)
(1,943,911)     (2,144)             885,318
Other Income and Deductions:
   Interest and dividend income                         1,666,803
381,503    1,775,094
   Equity in earnings of jointly-
     owned companies                                      484,573
1,354,090    1,838,663
   Allowance for other funds used during
     construction
   Other (deductions) income - net                     (1,174,486)
(1,137,332)
     Total Other Income                                   976,890
1,735,593    2,476,425
       Income (Loss) Before Interest Charges              396,788
1,735,593      532,514      (2,144)             855,318
Interest Charges:
   Interest on long-term debt
2,669,892               2,669,892
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                     21,906
269,709       14,551
   Allowance for borrowed funds used during
     construction - (credit)
(57,519)                (15,222)
       Total Interest Charges                           2,634,279
269,709    2,669,221
         Net Income (Loss) before preferred return     (2,237,491) 1,465,884
(2,136,707)     (2,144)             885,318
Preferred Return Requirement                               13,153
         Net (Loss) Income                            ($2,250,644)$1,465,884
($2,136,707)    ($2,144)            $885,318



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS       (2 of 3)
FOR THE SIX MONTHS ENDED
June 30, 2000

EUA
                                                       EUA         EUA
COGENEX       EUA
                                                     Cogenex
Citizens       WEST        MUPA
                                                      Canada   Corporation
Corporation   (Partnership)

Operating Revenues                                  $27,609   $4,347,005
$4,636,210      $
Operating Expenses:
   Operation                                        178,021    3,736,482
4,024,607
   Maintenance                                       (1,466)      (4,119)
28,723
   Depreciation and amortization                      4,461      256,156
267,929
   Taxes - Other than income                          1,469       66,731
28,219
         - Income (credit)                          (32,425)      86,832
173,536
         - Deferred                                                5,700
(39,828)
      Total Operating Expenses                      150,060    4,147,782
4,483,186
         Operating Income                          (122,451)     199,223
153,024
Other Income and Deductions:
   Interest and dividend income                      25,579
93,664
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                   62,092        (200)
(97,900)
     Total Other Income                              87,671        (200)
(4,236)
       Income (Loss) Before Interest Charges        (34,780)    199,023
148,788
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                6,462      91,840
178,762
   Allowance for borrowed funds used during
     construction - (credit)                                    (19,526)
(22,771)
       Total Interest Charges                         6,462      72,314
155,991
         Net Income (Loss) before preferred return  (41,242)    126,709
(7,203)
Preferred Return Requirement                                     13,153
         Net (Loss) Income                         ($41,242)   $113,556
($7,203)


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS      (3 of 3)
FOR THE SIX MONTHS ENDED
June 30, 2000


                                                    EUA           EUA
EUA              EUA
                                                 WestCoast       FRC II
EC&S I          EC&S II
                                                (Partnership) (Partnership)
(Partnership) (Partnership)

Operating Revenues                                 $             $
$929,743    $1,235,095
Operating Expenses:
   Operation
70        529,579        50,510

Maintenance
38,743       225,424
   Depreciation and amortization
15,539                     283,926       770,208
   Taxes - Other than income
         - Income (credit)
         - Deferred
      Total Operating Expenses                       15,539
70        852,248     1,046,142
         Operating Income                           (15,539)
(70)        77,495       188,953
Other Income and Deductions:
   Interest and dividend
income                                                 101,336        52,633
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income -
net                                                 (573)         (573)
     Total Other
Income                                                         100,763
52,060
       Income (Loss) Before Interest Charges        (15,539)
(70)       178,258       241,013
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges
         Net Income (Loss) before preferred return  (15,539)
(70)       178,258       241,013
Preferred Return Requirement
         Net (Loss) Income                         ($15,539)        ($70)
$178,258      $241,013


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED June 30, 2000
(1 of 3)

                                   EUA

EUA                         EUA         EUA     Day Matrix

Cogenex                     Cogenex       Day      (fka Day
                                                            Consolidated
Elimination   Corporation  (Division) (Division)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                             ($2,250,644)
$1,465,884   ($2,136,707)    ($2,144)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization
4,591,272           2     2,702,046
    Deferred taxes
205,922                    76,256
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.
(10,882)         (1)      125,944
    Costs of energy savings cash sales type projects
7,725,888                   868,117
    Pension liability
7,371                     7,371
    Gain on sale of Citizens                                   (1,034,135)
2,034,135    1,000,000
    Collections of prin port of project notes & leases receiv.
3,700,735           (3)   2,837,277
    Undistributed Equity earnings of subsidiaries
(484,573)          (2)    (484,575)
    Proceeds from sales of notes and leases 3rd party
61,941,680                45,229,901
    Amortization of deferred revenues
(1,115,482)               (1,039,631)
    Other - net                                                  (253,609)
(26,175)    (459,413)         (1)
Net Changes to Working Capital:
    Accounts receivable                                         5,361,033
(15,773,663)   5,245,055
    Materials and supplies
    Accounts payable                                           (1,885,588)
15,789,966   14,264,211
    Accrued taxes
(3,196,646)               (4,077,850)
    Accrued interest
(1,123,245)      19,650   (1,123,244)
    Other - net                                                 5,153,900
(31,118)   3,347,271    2,819,042   (3,477,928)
    Net Cash Provided from (Used in) Operating Activities      77,332,997
3,478,675   66,382,029    2,816,897   (3,477,928)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects
(14,866,756)          (2)  (4,984,695)
    Collections on financing notes and leases receivable
1,298,018                 1,298,018
    Proceeds from sale of Citizens                              5,287,761
(5,298,000)
     Investments in subsidiaries
1,674,740    1,674,740
     Net Cash Provided from (Used in) Investing Activities     (8,280,977)
(3,623,262)  (2,011,937)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
(77,400,000)              (77,400,000)
         Premium on reacquisition and financing expenses
         Dividends declared
(1,175,000)
      Capital contribution -
EUA                                                           (315,561)
(3,162,367)   3,477,928
      Partner's contribution (withdrawal)
(1,900,801)
     Net increase (decrease) in short-term debt                 5,850,040
3,220,388   11,307,670
     Net Cash Provided from (Used in) Financing Activities    (71,549,960)
144,587  (66,407,891)  (3,162,367)   3,477,928
NET (DECREASE) INCREASE IN CASH
(2,497,940)               (2,037,799)    (345,470)

Cash and temporary cash investments at beginning of year
5,293,992                 3,291,274      345,470
Cash and temporary cash investments at end of year
$2,796,052                $1,253,475
Cash paid during the year for:
        Interest (net of amounts capitalized)
$3,866,042                $3,866,042
        Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable
$597,175                  $125,945
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
June 30, 2000
(2 of 3)

                          EUA

EUA           EUA          EUA       COGNEX      EUA

NEM         Cogenex      Citizens     WEST    MUPA

Inc         Canada    Corporation  Corporation (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)
$885,318      ($41,242)     $113,556    ($7,203)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization
290,954         4,509       256,158    267,932
    Deferred taxes
163,794                       5,700    (39,828)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases
receivable                         (16,979)
    Costs of energy savings cash sales type
projects                                          3,189,727  3,668,044
    Pension liability
    Gain on sale of Citizens
    Collections of prin port of project notes and leases
receiv.                   44,541                  405,911
    Undistributed Equity earnings of subsidiaries
    Proceeds from sales of notes and leases 3rd
party                                                     1,354,770
    Amortization of deferred
revenues
(17,680)
    Other - net
1      (145,321)        3,938    234,768
Net Changes to Working Capital:
    Accounts receivable
(578,237)       (1,727)      730,726   (159,378)
    Materials and supplies
    Accounts payable
6,224       426,176      (657,441)  (159,937)
    Accrued taxes
581,917      (108,871)      296,056    112,102
    Accrued
interest
      5,823     13,827
    Other - net
1,079       (31,678)       72,416  1,271,241
    Net Cash Provided from (Used in) Operating Activities
1,351,050       129,408     4,016,659  6,944,569
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings
projects                         9,217    (4,220,148)(4,514,212)
    Collections on financing notes and leases receivable
    Proceeds from sale of
Citizens                                                              (10,239)
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing
Activities                          9,217    (4,230,387)(4,514,212)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Premium on reacquisition and financing expenses
         Dividends declared
(1,000,000)                   (175,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)
      Net increase (decrease) in short-term
debt                                   50,040       388,728 (2,676,010)
      Net Cash Provided from (Used in) Financing Activities
(1,000,000)       50,040       213,728 (2,676,010)

NET (DECREASE) INCREASE IN CASH
351,050       188,665                 (245,653)
Cash and temporary cash investments at beginning of year
106,962       31,946                   452,987
Cash and temporary cash investments at end of year
$458,012     $220,611                  $207,334
Cash paid during the year for:
        Interest (net of amount capitalized)
        Income Taxes
Conversion of investments in energy savings projects
       to notes and leases
receivable                                            $10,629
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
June 30, 2000
(3 of 3)

EUA       EUA           EUA           EUA

WestCoast     FRC II        EC&S I        EC&S II

(Partnership) (Partnership) (Partnership) (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)
($15,539)      ($70)       $178,258      $241,013
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization
15,541                    283,924       770,210
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases
receivable                                          (119,848)
    Costs of energy savings cash sales type projects
    Pension liability
    Gain on sale of Citizens
    Collections of prin port of project notes and leases
receivable                                 144,174       268,829
    Undistributed Equity earnings of subsidiaries
    Proceeds from sales of notes and leases 3rd
party                                              8,140,858     7,216,151
    Amortization of deferred
revenues
(33,419)      (24,752)
    Other -
net
              1        86,243
Net Changes to Working Capital:
    Accounts
receivable
    (8,183,338)   (7,465,731)
    Materials and supplies
    Accounts payable
(33,683)    46,333        (195,318)      207,813
    Accrued taxes
    Accrued interest
(1)
    Other - net
(20,000)   (46,333)        556,782       630,890
    Net Cash Provided from (Used in) Operating Activities
(53,682)       (70)        772,074     1,930,666
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings
projects                                        (846,522)     (310,398)
    Collections on financing notes and leases receivable
    Proceeds from sale of Citizens
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing
Activities                                         (846,522)     (310,398)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Premium on reacquisition and financing expenses
         Dividends declared
         Capital contribution - EUA
         Partner's
contribution(withdrawal)
(801)                   (1,900,000)
     Net increase (decrease) in short-term debt
     Net Cash Provided from (Used in) Financing
Activities                             (801)                   (1,900,000)
NET (DECREASE) INCREASE IN CASH
(53,682)      (871)        (74,448)     (279,732)

Cash and temporary cash investments at beginning of year
53,682        871         298,848       711,952
Cash and temporary cash investments at end of
year                                                 $224,400      $432,220
Cash paid during the year for:
                              Interest (net of amount
capitalized)                                                    $0
                              Income Taxes
Conversion of investments in energy savings projects
       to notes and leases
receivable
$442,601
( ) Denotes contra



Business Line                           Project Equipment
                                          in Service          Revenues
                                        as of 6/30/00         as of 6/30/00


Demand Side Mgmt./Energy Mgmt. Services    $29,178,974       $16,656,150

Manufacturing and Fabrication

Consulting                                                       $18,233

TOTAL                                      $29,178,974       $16,674,383



Geographic Location                    Project Equipment
                                            In Service         Revenues
                                       as of 6/30/00         as of 6/30/00

New England / New York Region              $17,515,058       $9,739,211

United States excluding New England        $11,663,916       $6,907,563
and New York

Canada                                                          $27,609

All areas of the world excluding the
U.S. and Canada
TOTAL                                      $29,178,974      $16,674,383
